Exhibit 23.6

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in the registration statement on this Registration Statement on Form S-3 of Preferred Apartment Communities, Inc. of our report dated January 24, 2017, with respect to the statement of revenues and certain expenses of Three Ravinia Drive for the year ended December 31, 2015, which report appears in the Form 8-K/A of Preferred Apartment Communities, Inc. filed on January 24, 2017. We also consent to the reference to us under the heading "Experts" in such registration statement.

Our report related to the statement of revenues and expenses refers to the fact that the statement was prepared for the purpose of complying with the provisions of Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and is not intended to be a complete presentation of Three Ravinia Drive’s revenues and expenses.

/s/ KPMG LLP
Los Angeles, CA
August 30, 2019